Mail Stop 0306

April 11, 2005



Via Facsimile and U.S. Mail

Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, California  90302

	Re:	Signature Eyewear, Inc.
		Form 10-K for the year ended October 31, 2004
Form 10-Q for the period ended January 31, 2005
      File No. 000-23001


Dear Mr. Prince:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
..


Form 10-K for the fiscal year ended October 31, 2004

Financial Statements

Notes to Financial Statements - Page 34

Note 2.  Summary of Significant Accounting Policies - Page 34

Revenue Recognition - Page 35

1. Tell us supplementally and revise future filings to address the following related to your revenue recognition policies:
a. Describe any significant terms of your arrangements with distributors, including installation obligations, acceptance criteria, unusual pricing or payment terms. Your response and disclosure should clarify why it is appropriate to recognize revenue upon shipment. To the extent necessary for an understanding of your accounting for these items, please cite the accounting literature you relied upon.
b. We note that you had sales returns of approximately $5.1 million,
$6.7 million, and $9.3 million for the years ended October 31, 2004,
2003, and 2002, respectively. However, we note from your Schedule II that you did not charge any amounts to your reserves for customer returns for 2004 or 2003, and you charged only $2.0 million to your reserves for customer returns in 2002. Tell us when you record charges for the reserve for customer returns and how you record these charges. Tell us why there are no amounts showing as charges to the reserve for 2004 and 2003 despite the fact that you had sales returns of approximately $5.1 million and $6.7 million in those years, respectively.
c. Noting the significant changes in your customer return reserves that have occurred for each reporting period presented, please supplementally tell us why you believe that you can reasonably estimate your sales return allowance under paragraph 6-8 of SFAS 48.

Inventory - Page 35

2. We note your disclosure that you applied your lower of cost or market policy for your inventory in your subledger during the year ended October 31, 2004 and as a result you did not have an inventory reserve as of October 31, 2004. Supplementally confirm to us and clarify in future filings that you have recorded your inventory for all reporting periods presented at net realizable value.

Note 5.  Extinguishment of Debt - Page 41

3. We note that you recognized an extraordinary gain of $4,098,687 for the year ended October 31, 2003 relating to your extinguishment of debt. Revise future filings to separately present this gain within your statement of operations as a component of non-operating income in accordance with paragraph 10 of SFAS 145.

Note 6.  Commitments and Contingencies - Page 42

4. We note that you sold your inventory and trademark to Dakota
Smith
eyewear during fiscal 2003 and recognized a gain of approximately
$469,000.   We also note that you entered into an exclusive
license
agreement with Dakota to use the trademark sold as well as you repurchased the inventory previously sold. Tell us supplementally and revise future filings to describe your accounting treatment for the sale-leaseback of your license agreement as well as the accounting for the sale and subsequent repurchase of the inventory.
Cite the accounting literature upon which you relied.

Note 13.  Fourth Quarter Adjustments - Page 51

5. We note your disclosure that you decreased your inventory reserve
by $487,278 to adjust the net realizable value of slow moving inventory items to an estimated closeout value of $3 per frame. Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements. Pursuant to
SAB Topic 5.BB, inventory charges are permanent reductions to inventory cost. Accordingly, reductions to the reserve should not
generally occur before the effected inventory is disposed.   Tell
us
how your policies comply with SAB Topic 5.BB and revise future filings to address our comment.

Item 9A.  Controls and Procedures - Page 55

6. We note your statement that your Chief Executive Officer and Chief
Financial Officer believe that your existing disclosure controls and procedures reasonably ensure that information required by the Company in this annual report have been made known to them in a timely manner. It does not appear that your certifying officers have concluded that your disclosure controls and procedures are effective.
Revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Rule 13a-15 of the Exchange Act and Item 307 of Regulation S-K.

7. Further to the above, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. If you elect to include any language following your conclusion, please ensure that the language is fully consistent with the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act.


      *    *    *    *





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496, Kevin Vaughn, Staff Accountant at (202) 824-5387 or me at
202-
942-7903 if you have questions regarding these comments.



							Sincerely,


							Michele Gohlke
							Branch Chief


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Mr. Michael Prince
Signature Eyewear, Inc.
April 11, 2005
Page 1